Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-217085

April 27, 2017

Carvana Co.

This free writing prospectus relates only to this offering, and should be read together with, the preliminary prospectus dated April 17, 2017 (the “Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-217085).

In response to comments received from the Staff of the Securities and Exchange Commission (the “SEC”) on April 27, 2017, Carvana Co. filed Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”). A copy of the most recent preliminary prospectus included in Amendment No. 3 can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1690820/000119312517141291/d297157ds1a.htm

All references to captions correspond to captions in the Preliminary Prospectus. References to “we,” “us,” “our,” “our business” and “our company” and other terms in this free writing prospectus are used in the manner described in the Preliminary Prospectus.

The following information is set forth in Amendment No. 3 and supplements and updates the information contained in the Preliminary Prospectus.

Update to “Use of Proceeds”

The following text has been added to the end of the second paragraph of Use of Proceeds:

“We expect these general corporate purposes to include funding working capital, operating expenses and the selective pursuit of business development opportunities, including to expand our current business through acquisitions of, or investments in, other businesses, products or technologies. At this time, other than the repayment of the Verde Credit Facility, we have not specifically identified a material single use for which we intend to use the net proceeds, and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. The principal purposes of this offering are to obtain additional capital to fund our operations and growth, to create a public market for our Class A common stock and to facilitate our future access to the public equity markets.”

Update to “Dilution”

Footnote (1) of the dilution table on p. 59 of the prospectus has been replaced with the following:

(1)	The computation of pro forma net tangible book value per share as of December 31, 2016 before this offering is as follows:

(in thousands, except per share data)
Book value of tangible assets	$335,833
Less: total liabilities	200,822

Pro forma net tangible book value	$135,011

Shares of Class A common stock to be outstanding after the Organizational Transactions	—
Assumed Redemption	121,760

Shares of Class A common stock outstanding after Assumed Redemption	121,760

Pro forma net tangible book value per share	$1.11

Update to “Unaudited Pro Forma Consolidated Financial Data”

The Unaudited Pro Forma Consolidated Balance Sheet has been revised to add additional line items that separately show each of the adjustments to members’ deficit, Class A common stock, class B common stock, additional paid-in capital, accumulated deficit and non-controlling interest. The aggregate pro forma amounts and related notes have not changed. The revised Unaudited Pro Forma Consolidated Balance Sheet is set forth below.

Carvana Co. and Subsidiaries

Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2016

(in thousands)

	Historical Carvana Group	Organizational Transaction Adjustments and Borrowings Under the Verde Credit Facility (a)(g)		As Adjusted for the Organizational Transactions	Offering Adjustments		Pro Forma Carvana Co., as Adjusted for this Offering and Use of Proceeds
ASSETS
Current Assets:
Cash and cash equivalents	$39,184	$—		$39,184	$175,548	(b)(c)	$214,732
Restricted cash	10,266	—		10,266	—		10,266
Accounts receivable, net	5,692	—		5,692	—		5,692
Finance receivables held for sale, net	24,771	—		24,771	—		24,771
Vehicle inventory	185,506	—		185,506	—		185,506
Other current assets	9,822	—		9,822	(1,277	)(c)	8,545

Total current assets	275,241	—		275,241	174,271		449,512
Property and equipment, net	60,592	—		60,592	—		60,592

Total assets	$335,833	$—		$335,833	$174,271		$510,104

LIABILITIES, TEMPORARY EQUITY, AND MEMBERS’/ STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$28,164	$—		$28,164	$(879	)(c)	$27,285
Accounts payable due to related party	1,884	—		1,884	—		1,884
Floor Plan Facility	165,313	—		165,313	—		165,313
Current portion of notes payable	1,057	—		1,057	—		1,057

Total current liabilities	196,418	—		196,418	(879)		195,539
Notes payable, excluding current portion	4,404	—		4,404	—		4,404
Verde Credit Facility	—	30,000	(h)	30,000	(30,000	)(b)	—

Total liabilities	200,822	30,000		230,822	(30,879)		199,943

Commitments and contingencies
Temporary equity — Class C redeemable preferred stock	250,972	(250,972	)(f)	—	—		—

Members’/Stockholders’ equity (deficit):
		(120,218	)(d)
		(117	)(e)
		(14,676	)(e)
		250,972	(f)

Members’ deficit	(115,961)	115,961		—	—		—

Class A common stock	—	—		—	15	(b)	15

Class B common stock	—	117	(e)	117	—		117

					205,135	(b)
					(182,817	)(d)
					143	(i)
					252	(j)
		14,676	(e)		126	(k)

Additional paid-in capital	—	14,676		14,676	22,839		37,515

					(143	)(i)
					(252	)(j)
		(3,264	)(h)		(126	)(k)

Accumulated deficit	—	(3,264)		(3,264)	(521)		(3,785)

Total members’/stockholders’ equity (deficit) attributable to Carvana Co.	(115,961)	127,490		11,529	22,333		33,862

		120,218	(d)
		(26,736	)(h)		182,817	(d)

Non-controlling interest	—	93,482		93,482	182,817		276,299

Total members’ / stockholders’ equity (deficit)	(115,961)	220,972		105,011	205,150		310,161

Total liabilities, and members’ / stockholders’ equity (deficit)	$335,833	$—		$335,833	$174,271		$510,104

Notes (i), (j) and (k) to the Unaudited Pro Forma Consolidated Statement of Operations have been updated to, in each case, specifically disclose the amount of each of the respective pro forma adjustments. No other changes have been made to Unaudited Pro Forma Consolidated Statement of Operations or the related notes. The italicized bolded text set forth below represents the additional text that was added to each of notes (i), (j) and (k), respectively:

(i): This adjustment of $1,310.0 thousand represents the increase in compensation expense we expect to incur following the completion of this offering. The adjustment of $143.0 thousand to accumulated deficit and additional paid-in-capital in the unaudited pro forma balance sheet represents the amount attributable to Carvana Co. excluding the amount attributable to the non-controlling interest.

(j): This adjustment of $2,320.0 thousand represents the increase in compensation expense we expect to incur following the completion of this offering assuming the restricted stock was granted on January 1, 2016. The adjustment of $252.0 thousand to accumulated deficit and additional paid-in-capital in the unaudited pro forma balance sheet represents the amount attributable to Carvana Co. excluding the amount attributable to the non-controlling interest.

(k): This adjustment of $1,160.0 thousand represents the increase in compensation expense we expect to incur following the completion of this offering. The adjustment of $126.0 thousand to accumulated deficit and additional paid-in-capital in the unaudited pro forma balance sheet represents the amount attributable to Carvana Co. excluding the amount attributable to the non-controlling interest.

Carvana Co. has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Carvana Co. has filed with the SEC for more complete information about Carvana Co. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Carvana Co., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York 10152, or by phone at 1-800-326-5897, or by email at cmclientsupport@wellsfargo.com, or BofA Merrill Lynch, Attn: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, or by email at dg.prospectus_requests@baml.com.

The information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. This information does not purport to be a complete description of the securities or of the offering. Please refer to the Preliminary Prospectus, as amended hereby, for a complete description.

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